G WIZICON TECHNOLOGIES, INC.

d/b/a GAPRO SYSTEM

INCOME STATEMENT

(Unaudited)

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Sales	$ -	$ -	$ -
Contest Revenue	40,000	-	-
Total Revenue	40,000	-	-
Expenses			
Marketing	1,729	1,375	1,700
Research and Development	37,584	3,500	2,000
General and Administrative	156,517	13,160	7,830
Total expenses	195,830	18,035	11,530
Net loss	$ (155,830)	$ (18,035)	$ (11,530)